Exhibit 99.1

Unit B9, 431 Roberts Rd, Subiaco WA 6008

Tel: + 618 (08) 6313 3975

Fax: + 618 (08) 6270 6339

Email: invest@missionnewenergy.com

Website: www.missionnewenergy.com

25 November 2015

ASX ANNOUNCEMENT

RESULTS OF RESOLUTIONS PASSED AT THE ANNUAL GENERAL MEETING

Mission NewEnergy Limited advises that at the Annual General Meeting held today, all the resolutions put to the members were passed on a show of hands.

Set out below is a summary of proxy votes exercisable by all proxies validly appointed in relation to each resolution.

	For	Against	Abstain	Proxy Holder’s Discretion
Resolution 1: Adoption of remuneration report	11,885,643	15,940	1,804	3,446
Resolution 2: Re-election of Director – Mr. James Garton	27,731,518	6,615	2,262	3,446
Resolution 3: Re-election of Director – Admiral (Retired) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	27,730,630	7,503	2,262	3,446
Resolution 4: Approval of 10% Placement Facility	27,718,627	8,326	2,262	14,626

Guy Burnett

Company Secretary